Exhibit 99.2


                A GEOLOGICAL REPORT ON THE BOND URANIUM PROPERTY
                            FERRY COUNTY, WASHINGTON

                        By John R. Carden, Ph.D., P. Geo.

                                 March 23, 2007









       [PHOTO SHOWING THE GENERAL VIEW LOOKING SOUTHWEST OVER THE CLIFF
              AND BENCH TOPOGRAPHY OF THE BOND URANIUM PROPERTY.]


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                                TABLE OF CONTENTS

1.0 INTRODUCTION............................................................. 3
1.1 Terms of Reference and Scope of Report................................... 3
1.2 Property Description and Claim Status.................................... 3
1.3 Physiography, Location and Access........................................ 4
1.4 History of Previous Work................................................. 5
2.0 GEOLOGY.................................................................. 7
2.1 Regional Geological Setting.............................................. 7
2.2 Property Geology and Mineralization...................................... 8
3.0 DISCUSSION AND CONCLUSIONS............................................... 8
4.0 RECOMMENDATIONS.......................................................... 9
5.0 REFERENCES CITED.........................................................12
APPENDIX A (Author's Qualifications).........................................13

SUMMARY

The Bond Uranium Property lies on the east side of Bisbee Mountain on the eastern flank of the Kettle dome, approximately 5 miles northwest of Kettle Falls, Washington. The property position comprises 22 federal lode mining claims (440 acres), which are in good standing through March 15, 2008. The area is underlain by gneiss and schist intruded by dikes and massive sills of quartz-feldspar protomylonite, some of which are up to 50-feet thick. The sills generally form north-trending ledges and horizons along the east slope of Bisbee Mountain, with property reports from the 1950's suggesting that zones of radioactivity and uranium mineralization are associated with them. One of the largest zones exists at the historic Bond uranium prospect, where rock samples to 1.70% U3O8 have been obtained from prospect pits and dumps that were developed on the property by Northwest Prospectors Company during the mid 1950's.

Good size potential for the Bond is indicated by the results of a detailed helicopter-supported airborne radiometric survey of the area conducted in the late 1970's by Bendix Field Engineering Corporation for the U.S. Department of Energy's National Uranium Resource Evaluation (NURE) Program. Specifically, results of the survey show the Bond to be part of a larger zone of anomalous radioactivity that extends northwest and southeast along the trend of the prospect for over a mile in length. Results of reconnaissance field work in the area indicate that this zone coincides with a phosphate-rich stratigraphic horizon that is enriched in uranium and may also, in part, be structurally controlled, possibly representing anatectic as well as unconformity-type uranium mineralization associated with the detachment zone of the Kettle dome metamorphic core complex.

The Bond is just south of and contiguous with the north-trending Nancy Creek Uranium district and Boyd's uranium occurrences, where uranium exists in what is believed to be the same phosphate-rich horizon that hosts the uranium mineralization at the Bond - all along the east flank of the Kettle dome. As detailed in several U.S. Department of Energy uranium publications, of the 25 metamorphic core complexes known to exist in North America, the Kettle dome, and particularly the area containing its east flank, is rated number one in terms of its favorability to host uranium deposits.

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1.0 INTRODUCTION

1.1  TERMS OF REFERENCE AND SCOPE OF REPORT
This report is intended as a description of the geology of the Bond Uranium Property, a review of available pertinent technical data and a set of recommendations for a preliminary program of geological, geochemical, and geophysical exploration on the property. It has been prepared at the request of Mr. Sean Mitchell, director of Yellow Hill Energy, Inc. and is based on geological descriptions contained in a number of published and unpublished reports and maps and on a substantial amount of field work conducted by the writer and a colleague in the area of the proposed project. Terms of reference follow:

     1.   ANATEXIS: Partial melting of a pre-existing rock.
     2.   APATITE: A hexagonal calcium phosphate mineral Ca5(PO4,CO3)3(F,OH,Cl).
     3.   BFEC: Bendix Field Engineering Corporation.
     4. BLASTOPORPHYRITIC: A relict texture in a metamorphic rock in which traces of an original porphyritic texture remains.
     5. CATACLASTIC: The texture of a rock containing a tectonic breccia, containing angular fragments that have been produced by the crushing and fracturing of pre-existing rocks as a result of mechanical forces in the crust.
     6. MYLONITE: A rock produced by extreme granulation and shearing of rocks that have been pulverized and rolled during overthursting or intense dynamic metamorphism.
     7.   NURE: National Uranium Resource Evaluation Program.
     8. PHOSPHATIC: A sedimentary rock containing an abundance of phosphate minerals such as apatite.
     9. PROTOLITH: An unmetamorphosed rock from which a given metamorphic rock was formed by metamorphism.
     10. PROTOMYLONITE: A coherent crush breccia whose characteristically lenticular, megascopic particles faintly retain primary structures. This is lower-grade in deformation intensity than a mylonite.
     11.  USDOE: U.S. Department of Energy.

1.2 PROPERTY DESCRIPTION AND CLAIM STATUS

The 22 Bond federal lode mining claims are assigned U.S. Bureau of Land Management ORMC nos. 161450 through 161471 in the name of Yellow Hill Energy, Inc. The dates of location were April 17-18, 2007. They were filed with Ferry County on April 19, 2007 as instrument numbers 268317 through 268338. The date of record with the Bureau of Land Management is May 14, 2007, and the claims are in good standing through August 31, 2007 when next year's holding fees are due and payable to BLM. The property position comprises 440 acres, which is specifically located in the SE1/4 of Section 31, T37N, R37E, and parts of sections 3, 4, and 10, T36N, R37E, W.M., all in Ferry County, Washington, USA (figures 1 & 2). The claim position is depicted in Figure 2, which is a portion of the Boyds 7.5 minute U.S. Geological Survey topographic base map.

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1.3 PHYSIOGRAPHY, LOCATION AND ACCESS

The Bond  claim  block lies along the  northeast-facing  lower  slopes of Bisbee
Mountain on the eastern flank of the Kettle dome, approximately 5 miles northwest of Kettle Falls, Washington (Fig. 1). The historic Bond uranium occurrence proper is centered on UTM coordinates 416454E and 5388667N (NAD 27) or Longitude 118(Degree) 08' 05" and Latitude 48(Degree) 38' 51".


       [FIGURE 1. GENERALIZED GEOLOGIC MAP OF THE OKANOGAN 2 DEGREE SHEET
             WITH SPECIAL REFERENCE TO THE BOND URANIUM PROSPECT.]




The prevailing terrain in the general area of the Bond prospect and surroundings is mostly cliff and bench topography, which is an expression of the gently easterly dipping mantling metamorphic core complex rocks hosting the property. Outcrops of the host metamorphic rocks are plentiful in cliff exposures, but are scattered on and along benches, which have developed parallel to the foliation/bedding of the metamorphic rocks and have been scoured by Pleistocene glacial action. Locally, cliff areas are rugged and precipitous, with overall property elevations ranging from 1,650 feet on the eastern edge of the claim block to over 3,200 feet on its western edge. Snow cover masks part of the area in the winter, with hot, dry conditions prevailing during summer months. Pine

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and fir forest cover exists with scattered  understory at higher  elevations and is mixed with grass cover at lower elevations. Local wildlife in the area includes White-tailed Deer (ODOCOILEUS VIRGINIANUS), American Black Bear (URSUS
AMERICANUS),   Rough-legged   Hawk  (BUTEO  LAGOPUS),   Red-tailed  hawk  (BUTEO
JAMAICENSIS), Osprey (PANDION HALIAETUS) and a host of small birds and mammals indigenous to the northern boreal forest of Washington State.

Specific directions to the property are as follows: From Barney's Junction at the west end of the Kettle Falls bridge, go 0.6 mile north on U.S. Highway 395 and turn west onto Kifer Quarry Road. Proceed 1.0 mile, turn south onto a dirt road and go 0.1 mile, and turn west and go 0.2 mile to a gravel barrow pit. From this point, the Bond prospect workings are accessed by walking approximately 0.3 mi northwest of the gravel pit (follow the ridge containing the gravel pit northwest to the occurrence).

1.4 HISTORY OF PREVIOUS WORK

The Bond uranium prospect is the largest known uranium occurrence in the Nancy Creek Uranium district. The prospect was discovered during the uranium boom of the 1950's, with the first mention of it contained in U.S. Atomic Energy Commission Preliminary Reconnaissance Report NW-23, a one-page open-file report by Maise (1955). Further descriptions of the history of the property, including maps and historic analytical data are also found in Barlow (1958) and Bernardi and others (1982), and the reader is referred to both of these reports for in-depth property descriptions.

The occurrence was originally discovered and worked by Northwest Prospectors in the mid 1950's. It comprises a 25- by 25- by 6-foot main pit containing broken blocks and rubble of uraniferous protomylonite, numerous small shallow prospect pits and holes southeast of the main pit, and a 100- by 8- by 4-foot slusher trench extending from the east end of the pit down slope to a flat below the prospect. All of the workings and prospect pits are aligned along a N30(Degree)W trend within the anomalously radioactive horizon that forms the bench where the prospect exists.

During the late 1970's, the Bond was revisited and further evaluated as part of a larger study concerning the uranium potential of the Okanogan, Washington 2 Degree Quadrangle. This study was conducted by Bendix Field Engineering Corporation (BFEC) for the U.S. Department of Energy's (USDOE) National Uranium Resource Evaluation (NURE) Program (Bernardi and others, 1982). During this study, the Bond was identified by the results of a detailed helicopter-supported airborne radiometric survey of the area, which showed the prospect to be part of a much larger anomalously radioactive zone extending northwest and southeast along the trend of the prospect for over a mile in length (Fig. 2). Follow-up field work, i.e., mapping, rock-chip sampling, hand-held scintillometer surveying, was conducted over part of the prospect by BFEC personnel to ground-truth the prospect for the USDOE (Bernardi and others, 1982).

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
FIGURE 2


                    [MAP SHOWING THE TOPOGRAPHY OF THE CLAIM]




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2.0 GEOLOGY

2.1 REGIONAL GEOLOGICAL SETTING

The Bond Uranium Property lies on the eastern flank of the Kettle dome, one of three metamorphic core complexes known to exist in Washington State (Coney and Reynolds, 1980). The Kettle dome occupies the area roughly between lat 48(Degree) 25' and 49(Degree) 00' N. and long 118(Degree) 10' and 118(Degree) 30' W. (Fig. 1). The dome, composed of a synorogenic plutonic core and overlying mantling metamorphic rocks favorable to host uranium deposits, is one of 25 metamorphic core complexes that lie between southern Canada and northwestern Mexico (Davis and Coney, 1979). Specifically, the Kettle dome is in the southeastern part of the Omineca crystalline belt, a north-trending orogenic province in Washington State and British Columbia that contains the Shuswap (Monashee Group) metamorphic terrane.

Core rocks, which intrude the overlying mantling rocks, are mostly massive to well-foliated biotite granodiorite of the Mesozoic (?) Cascade granodiorite (Bowman, 1950; Preto, 1970; Pearson, 1977). The granodiorite is typically foliated, light gray, medium grained, and contains fresh black grains of biotite and small red garnets. In some outcrops, the rock is banded and gneissic with augens of feldspar; whereas, in others, it is blastoporphyritic with large euhedral crystals of orthoclase. Foliation is best developed near along metamorphic core complex flanks and margins.

Strongly deformed mantling amphibolite-facies metamorphic rocks that overlie the core rocks are the main host for concentrations of uranium in the dome. They are nearly everywhere in intrusive contact with the Cascade granodiorite core rocks described above. Most of the mantling rocks are believed to be sedimentary in origin. Although the age of these rocks is unknown, numerous investigators have speculated that they are Late Precambrian and (or) Early Paleozoic (Bowman, 1950; Parker and Calkins, 1964; Lyons, 1967; Preto, 1970; Pearson, 1977; Cheney, 1978; Donnelly, 1978). Rock types are mostly sillimanite-bearing quartzite, amphibolite, quartzite and feldspathic quartzite, thin marbles, calc-silicate pods and lenses, mylonite and protomylonite, and felsic pegmatitic-textured material, most of which is protomylonitic. Some of the protomylonite is highly enriched in uranium, which may have been concentrated by anatexis and (or) metamorphic segregation. All of the mantling rocks, particularly on the east flank of the Kettle dome, are cataclastically deformed, and many contain an east-trending slickenside-mineral streaming lineation (Lyons, 1967). This lineation formed during the late-stage development of a gently east-dipping shear zone (detachment surface) along the eastern flank of the dome.

Very little geologic information is available concerning the mantling metamorphic rocks hosting the Bond Uranium Property in the southeastern part and edge of the Kettle dome. These rocks are flanked by the Upper Precambrian and
(or) Lower Paleozoic Boulder Creek Formation metamorphic rock sequence to the north-northeast and appear continuous into the pre-Permian (Precambrian (?)) metamorphic rocks of St. Peter Creek in the northwestern part of the dome just east of Republic, Washington. On the basis of petrographic and structural

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similarities,  it is probable that mantling  rocks at Bond, and those of the St.
Peter Creek and of the Boulder Creek Formation, are all correlative.

2.2 PROPERTY GEOLOGY AND MINERALIZATION

The Bond Uranium Prospect occurs as workings developed within a gently northeast-dipping, northwest-striking felsic quartz-feldspar protomylonite horizon comprising a relatively flat bench on the lower part of the east flank of Bisbee Mountain (Fig. 2). The protomylonite is coarse to very coarse-grained, quartz monzonite to quartz diorite in composition, and where exposed, occurs mostly as a tabular (probable sheetlike) body over 100-feet long and 3- to 5-feet thick. The body is nearly flat lying, mimicking the topography of the bench it composes, and is parallel to the foliation of the enclosing host rocks. Barlow (1958) describes the uranium mineralization as being associated with pegmatite sills, however work by Bernardi and others (1982) shows a strong positive correlation between concentrations of uranium and the amount of apatite in the rock, suggesting a phosphorous-rich sedimentary horizon or protolith for the uranium mineralization.

Garnet- and apatite-rich bands, some biotite lenses and masses, and limonite stained areas in the protomylonite are sites of high radioactivity (3,500 cps to 10,000 cps). Radioactive minerals identified include uraninite as separate grains and as inclusions in apatite and garnet, beta-uranophane and meta-autunite secondaries, and elongate black crystals of allanite (Bernardi and others, 1978). Broken material and rubble in the main pit area averages 35 to 40 times normal background radioactivity, with representative composite samples of this material typically assaying from 0.050% to 0.19% U3O8, and select samples assaying from 0.36% to 1.70% U3O8 (Cruson and Pansze, 1980, sample 150631; Bernardi and others, 1982; Carden and Bernardi unpublished field work, 2005). Grab samples from a stockpile of approximately 150 tons of material mentioned by Barlow (1958) assay from 0.071% to 0.116% U3O8, and average 0.086% U3O8.

3.0  DISCUSSION AND CONCLUSIONS

Results of hand-held scintillometer survey traverses over the general area indicate that the radioactive horizon containing the Bond extends beyond the area of the workings and may continue as a sheetlike horizon under the cliffs to the west. Numerous additional uraniferous pods and lenses of protomylonite exist near the occurrence, as well as along the southeastward and northwestward extensions of the bench containing the occurrence, suggesting that a more extensive uranium-bearing sheet or horizon of protomylonite may be present in the near sub-surface than surface exposures indicate. As further support of this point, part of the mineralized horizon in the Bond main pit area is partly covered and masked by a thin, 1-foot to 2-feet thick skiff of cataclastic biotite-rich selvage material and amphibolite.

Finally and most important, results of BFEC's 1978 detailed helicopter-supported airborne radiometric survey of the area delineate a plus1-mile-long, northwest-trending, slightly arcuate zone of anomalous radioactivity that includes the Bond and associated prospect pits and workings and follows the

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strike of the horizon  and  topographic  bench  containing  them (Fig.  2). This significant radioactivity anomaly may be an expression of a uranium-enriched, phosphate-rich horizon or bed along the eastern flank of the Kettle dome, suggesting that a much larger target may be present than past work has indicated. Structure may have also played a role in the concentration of uranium in this horizon as field evidence suggests that the horizon lies above and near to the Kettle dome detachment surface, with detailed petrographic work revealing that the host rocks are cataclastically deformed and of protomylonite affinity (Fig. 3).

Results of past property evaluation and exploration work indicate a reasonable possibility to discover additional uranium mineral deposits with good size potential on the Bond claim block. Specifically, results of BFEC's 1978 helicopter-supported airborne radiometric survey indicate that a large radioactivity anomaly is present on the property, which still remains to be fully geologically evaluated and possibly drill tested. The envisioned target is an intermediate-sized (0.50 million pounds U3O8) hard-rock uranium deposit.

4.0 RECOMMENDATIONS

A two-phase exploration program to evaluate the Bond claims and surrounding occurrences is considered appropriate and is recommended considering the property's favorability to discover additional uranium mineralization and larger target size (Table 1). Accordingly, Phase I should consist of a comprehensive exploration program of the claim block, consisting of conventional prospecting/field work that includes geologic and structural mapping (including detailed structural analysis), rock-chip sampling, a ground-based scintillometer survey, and detailed geochemical work to better define the extent and boundaries of the phosphate-rich horizon that contains the associated uranium mineralization.

Provision should be made for a second phase of exploration contingent upon the Phase I findings. This work should consist of: 1) a detailed Fugro airborne radiometric and magnetometer survey looking for coherent uranyl-phosphatic horizons from the Bond Property to Boyd's Bench located 5 miles to the north, 2) follow-up staking and land acquisition of airborne radiometric anomalies, and 3) preliminary geologic/structural mapping and sampling of newly acquired ground. If a target (or targets) are further defined, then a diamond core drilling program would constitute a third phase.

An estimate of the time required to complete the field component of the Phase I project is 15 man-days due to the severity of terrain and possible weather delays. Phase II will require an estimated 20-30 man-days to complete (excluding staking).

An estimate of the cost of the proposed program is $15,000 for the initial phase of exploration work and $70,000 for a contingent second phase as summarized in Table 1 below.

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

                                                                     Estimated Cost        Subtotal
                                                                     --------------        --------
                                 PHASE I                                 (US$)              (US$)

Geologic  mapping,  rock chip sampling & scintillometer
survey traverses (15 days @ $500/day)                                   $7,500
Geochemical analysis U + 31 element ICP, 100 samples @
$30/sample                                                              $3,000
Data evaluation, interpretation and report preparation (6 days)         $3,000
10% contingency allowance                                               $1,500             $15,000

                                 PHASE II

Fly detailed Fugro airborne magnetic/radiometric survey from
Bond to Boyd's Bench a distance of 8 km on 100 m spacing
(80 E-W lines) with lines to be 1.6 km long plus two 8 km tie
lines for a total of about 145 line km.                                 $50,000
Data  interpretation                                                    $10,000
Additional claims staking                                               $10,000            $70,000
                                                     GRAND TOTAL                           $85,000

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Figure 3




[GRAPHIC SHOWING THE SCHEMATIC CROSS SECTION OF THE KETTLE DOME OF THE PROPERTY]





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
5.0 REFERENCES CITED

Barlow,   J.L.,  1958,  Some  uranium  occurrences  in  northern  Ferry  County,
Washington: U.S. Atomic Energy Commission, Raw Materials Exploration Report RME-2068, Open-File Report, 22p.

Bernardi, M.L., Powell, L.K., and Wicklund, M.A., 1982, National Uranium Resource Evaluation - Okanogan Quadrangle, Washington: U.S Department of Energy Open-File Report PGJ/F-003(82), 79 p., 17 plates, 3 appendices including uranium occurrence reports in pocket.

Bowman, E.C., 1950,  Stratigraphy and structure of the Orient area,  Washington:
Cambridge, Massachusetts, Harvard University, Ph.D. dissertation, 161 p.

Cheney,  E.S.,  1978,  The Kettle dome and related  structures  of  northeastern
Washington: Seattle, University of Washington, unpublished report, 37 p.

Coney, P.J., and Reynolds, S.J., 1980, Cordilleran metamorphic core complexes and their uranium favorability - final report: U.S. Department of Energy Open-File Report GJBX-258(80), 627 p., 20 maps.

Cruson and Pansze,  Geologists,  1980, Geologic study of Kettle dome,  northeast
Washington: U.S. Department of Energy Open-File Report GJBX-253(80), 114 p., 3 plates.

Davis, G.H., and Coney, P.J., 1979, Geologic development of the Cordilleran metamorphic core complexes: Geology Magazine, v. 7, no. 3, p. 120-124.

Donnelly, B.J., 1978, Structural geology of the Nancy Creek area, east flank of the Kettle dome, Ferry County, Washington: Pullman, Washington State University, M.S. thesis, 251 p.

Lyons, D.J., 1967,  Structural geology of the Boulder Creek metamorphic terrane,
Ferry  County,   Washington:   Pullman,   Washington  State  University,   Ph.D.
dissertation, 115 p.

Parker, R.L., and Calkins, J.A., 1964, Geology of the Curlew Quadrangle, Ferry County, Washington: U.S. Geological Survey Bulletin 1169, 95 p.

Pearson, R.C., 1967, Preliminary geologic map of the Togo Mountain Quadrangle, Ferry County, Washington: U.S. Geological Survey Open-File Report 77-371, scale 1:62,500.

Preto,  V.A.,  1970,  Structure and petrology of the Grand Forks Group,  British
Columbia: Geological Survey of Canada Paper 69-22, 80 p.

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
                                   APPENDIX A

              AUTHOR'S CERTIFICATE AND STATEMENT OF QUALIFICATIONS

I, John R. Carden, reside at 925 N. Homestead Drive, Liberty Lake, WA, 99019, and am a Professional Geologist.

Since 2001 I have been a Consulting Geologist (John R. Carden Geologic Consulting, LLC) consulting for companies like Minefinders, Metallica, Pan Nevada Gold, Corex Gold etc.

I am a current Licensed Professional Geologist (License #1149) in the State of Washington, a Fellow of the Society of Economic Geology, a Member of the American Institute of Professional Geologists (MEM #0632).

I received my education at Kent State University receiving a B.S. in Geology in 1969 and an M.S. in Geology in 1971. I received a Ph.D. in Geology in 1978 from the Geophysical Institute of the University of Alaska, and have practiced my profession continuously since that time.

I was an Assistant Professor of Geology at Western State College, located in Gunnison, Colorado and have been employed in the mineral exploration industry, in positions of responsibility, at companies like Exxon Minerals, Atlas Precious Metals, Tenneco, and Echo Bay Mines for over 25 years. I have had extensive experience in uranium, base and precious metal exploration throughout the western United States, Alaska and Mexico.

On the basis of my experience and qualifications, I am a Qualified Person as defined in N.I. 43-101.

This report is based on several visits to the Bond Uranium Property and Nancy Creek area of Ferry Co., WA, many discussions with Mitchell L. Bernardi, who worked this area and has extensive experience of the area for NURE, as well as a comprehensive review of reports published on the area and listed in the bibliography of this report.

I hold no interest, direct or indirect in the Bond Property described herein and am independent of Yellow Hill Energy, Inc.

Permission is hereby granted to the management of Yellow Hill Energy, Inc. for use of this report, in its complete form as written.

Dated in Spokane, WA this 22nd day of March, 2007


/s/ John R. Carden
------------------------------.
John R. Carden, Ph.D., P. Geo.

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